UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Submitted Pursuant to Rule 14a-6(g)

(Amendment No.)

1.	Name of the Registrant:

Opus Genetics, Inc.

2.	Name of Person Relying on Exemption:

Mina Sooch

3.	Address of Person Relying on Exemption:

6894 Lakemont Circle

West Bloomfield, Michigan 48323

4.	Written Materials. The following written material is attached hereto:

Press release, dated April 11, 2025.

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Written material is submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote any proxy. Mina Sooch is not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by Ms. Sooch.

PLEASE NOTE: MINA SOOCH IS NOT ASKING FOR YOUR PROXY CARD AND CANNOT ACCEPT YOUR PROXY CARD IF SENT. PLEASE DO NOT SEND MS. SOOCH YOUR PROXY CARD. THIS IS NOT A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. MS. SOOCH IS NOT ABLE TO VOTE YOUR PROXY, NOR DOES THIS COMMUNICATION CONTEMPLATE SUCH AN EVENT.

(Written material follows on next page)

Founder Mina Sooch Issues Open Letter to Opus Genetics Stockholders Following Withdrawal of the Restore Value Slate Amid Dilutive Financing and Governance Concerns

Board Timed Highly Dilutive Financing to Close on the Record Date for the Annual Meeting, Tilting the Vote and Forcing the Withdrawal of the Restore Value Slate

Second Major Transaction in Six Months Undertaken Without Stockholder Input with Significant Equity Dilution

Company’s Shifting Narrative on APX3330 in Disclosures Raises Questions of Omissions, Consistency, and Integrity of Strategic Communications

FDA-Approved RYZUMVI™ Received Minimal Valuation in Both the Merger and Financing Transactions Despite Its Long-Term Potential

Mina Sooch Urged the Board to Preserve RYZUMVI™ Value for Stockholders Unaffiliated with Recent Transactions

West Bloomfield, MICHIGAN, April 11, 2025 (GLOBE NEWSWIRE) -- Mina Sooch, founder of Ocuphire Pharma, Inc., now known as Opus Genetics, Inc. (NASDAQ: IRD) (“Opus” or the “Company”), today issued an open letter to the Company’s stockholders expressing her views regarding recent actions by the Board of Directors (the “Board”), including decisions taken in connection with the record date of March 24, 2025, which she believes have reshaped control of the Company while effectively sidelining stockholders from the decision-making process at the upcoming 2025 annual meeting of stockholders scheduled for April 30, 2025 (the “Annual Meeting”):

Dear Fellow Stockholders,

In light of recent transactions, I believe that the current Board of Directors (the “Board”) and management of Opus Genetics, Inc. (“Opus” or the “Company”) have taken actions that raise serious concerns about their commitment to stockholder interests. I believe these actions, including a highly dilutive financing adding over 13 million new shares completed on the record date for the Company’s 2025 annual meeting of stockholders (the “Annual Meeting”), no longer allow for a fair contest or the implementation of the positive changes I previously proposed with the members of the Restore Value Slate (see prior press releases on February 7, 2025 and March 21, 2025 and withdrawn preliminary proxy statement filed with the SEC).

I am grateful to the many stockholders in the last few months who have reached out directly to voice their concerns about this Board’s actions over the last two years. I initially joined with other concerned stockholders out of deep concern for Opus’s new direction to pursue gene therapy and a shared commitment to restoring transparency, accountability, and long-term value creation, particularly through the preservation and reification of the Company’s legacy assets for all disenfranchised stockholders. At the time, I believed my campaign, as demonstrated by the Board’s last-second financing tactic, was clearly on a path to success to win a majority of the votes of the roughly 25 million shares not affiliated with the Board and the recent transactions. I personally advocated for a stockholder-friendly strategy focused on restoring and unlocking value at the Company by moving forward as a late-stage clinical company that maximized legacy assets across optimal large indications with a right-sized Board and management team. Importantly, we outlined a plan to avoid any future financings that would dilute all existing stockholders.

I have watched with deep concern as the leadership of Opus has made one questionable decision after another. Beginning with seemingly abandoning the pipeline of high-potential assets like RYZUMVI™ and APX3330, to touting its potential in conflicting narratives, to pivoting the Company to a capital-intensive, early-stage, high-risk gene therapy program, to now issuing a last-minute deluge of shares to tip the scales ahead of the Annual Meeting. I am deeply and increasingly concerned that these activities reflect a troubling pattern in which the Board acts unilaterally, sidelining stockholders on the most consequential matters, and ultimately prioritizes self-preservation and dilution over value creation for all stockholders.

In recent weeks, the Company has undertaken a series of actions—most notably, a substantial equity offering immediately ahead of the record date for the Annual Meeting— that materially impacted the governance and stockholder ownership structure of Opus. These actions deserve close scrutiny, and stockholders have a right to understand not just what has happened, but why and, most importantly, how it ultimately impacts them.

I want to ensure stockholders have a clear account of how their role as owners has been repeatedly diminished by the Board in the course of governing the Company. There has been extreme dilution at the expense of existing stockholders with the nearly doubling of the Company’s outstanding share count (25 million to 45 million common shares outstanding, 60 million common shares outstanding expected after the Annual Meeting)1 and now trading well below a $1 per share (from over $6/share on my final day as CEO of the Company, April 20, 2023).2 The destruction of value and underperformance of the Company’s stock has been uncorrelated with the Nasdaq Biotech Small Cap Index over that time.

When I launched the campaign in early February, I made every effort to engage constructively with the Board on your behalf. In the course of settlement discussions with the Company in the past few weeks, I proposed a Contingent Value Rights (“CVR”) agreement that would reserve all or part of the future proceeds from RYZUMVI™ for the benefit of disenfranchised stockholders (i.e., those who did not receive shares in the recent merger or financing and who do not serve as officers or directors of the Company). The Board rejected this recommendation. Instead, it refused to allocate any potential value from RYZUMVI™ to the disenfranchised stockholders, even though the asset was given minimal value in both the merger and the financing. This position directly contradicts the Company’s own narrative in its March 31, 2025 Form 10-K, which downplays any expected value from RYZUMVI™ and reinforces that management now sees the Company’s future solely in gene therapy:

“We have one product, RYZUMVI™, approved for sale that is generating royalties based on sales by Viatris, and we do not expect to consistently generate significant revenues, other than license and collaborations revenue, unless and until the FDA or other regulatory authorities approve, and we successfully commercialize, LCA5, BEST1, other internally-developed assets or PS for other indications there would be immaterial revenues from anything outside of gene therapy assets.”

1 Source: Opus SEC filings

2 Source: Yahoo Finance

Unfortunately, it appears the Board has viewed RYZUMVI™ primarily as a short-term financing source to support high-risk gene therapy programs and corporate overhead, rather than exploring ways to return value directly to stockholders.

In my view, the Board’s recent actions—particularly the timing and structure of the equity financing during a contested election—have significantly compromised stockholders’ ability to cast a fair and informed vote at the Annual Meeting. I believe these developments raise serious governance and fiduciary concerns and may expose the Company to material legal risk. Based on these concerns, I am evaluating potential legal avenues that may be available to stockholders, including the possibility of class action litigation, to protect stockholder rights and challenge the fairness of the recent financing and merger transactions.

Although we have regrettably announced the withdrawal from the proxy contest, I want to personally share that I plan to exercise my rights as a stockholder by voting WITHHOLD on the Board’s nominees in Proposal 1, and AGAINST Proposals 3, 4, and 5 at the upcoming Annual Meeting.

I cannot ask for your vote. Nor am I soliciting your support. I can only urge each of you, as stockholders of the Company, to evaluate the facts and circumstances in light of your own interests and to express your opinion through your votes on the direction and governance of the Company.

In the remainder of this letter, I outline in more detail the recent series of events and broader concerns at Opus that, in my view, have caused irreparable harm to stockholders under the leadership of the current nine-member Board, chaired by Cam Gallagher and led by CEO George Magrath.

A Financing Designed to Alter the Vote

On March 20, 2025, the Company announced a public offering and concurrent private placement that could increase the fully diluted share count by nearly 100%, assuming full exercise of all warrants. The offering included 12,219,736 common shares, 21,052,631 five-year warrants, and 8,832,895 pre-funded warrants—all priced below market and essentially at cash, as well as at a trading low since the Company went public in November 2020. The pre-funded warrants, priced at $0.9499 per share, carry an exercise price of $0.0001 and are immediately exercisable—effectively functioning as common shares from a dilution perspective.

That same day, the Company filed its preliminary proxy statement, disclosing that the record date for the Annual Meeting would be March 24, 2025. By setting the record date to fall immediately after closing the equity financing, the Board structured the transaction so that the newly issued shares—whether from the public offering or insider private placements—would be eligible to vote at the upcoming Annual Meeting. This timing raises very serious governance concerns. It allowed dilution to impact not just the Company’s capital structure, but also the stockholder franchise. The sequencing invites the question of whether the financing was designed primarily to continue to influence the outcome of the election. The proximity of these events is striking. It is difficult to see this financing as anything other than a transaction timed and structured to impact the outcome of the upcoming vote.

What makes the transaction more troubling is that the Company had previously disclosed $30.3 million in cash on hand at year-end 2024 and, in its own March 2025 earnings release, stated that it had sufficient capital to operate into the second half of 2026.3 If the financing was not operationally necessary, what was the urgency? Why were existing stockholders diluted so heavily days before the Annual Meeting? And why were senior insiders granted additional shares and voting power in parallel? The Company has yet to answer these questions, despite both public and private inquiry. I believe they must.

This is not the first time the Company has taken major corporate action without stockholder involvement, and it is a fundamental reason I embarked on a proxy contest. In October 2024, the Board approved a merger with privately held Opus Genetics. The Company issued 5.2 million shares of the Company’s common stock and 14,145 shares of Series A Preferred Stock (convertible into 14.1 million common shares) without submitting the transaction to stockholders for prior approval. Now, at the Annual Meeting, stockholders are finally being asked to approve the conversion of the Series A Preferred Stock into common stock, an action that would finalize what amounts to a 42% transfer of the Company’s equity. These developments raise serious questions: Why the rush and lack of transparency? Why pivot from late-stage assets instead of optimizing their value? Why pursue such a dilutive structure at the stock’s all-time low? Were potential conflicts of interest considered and disclosed? What diligence was performed, Who ultimately benefited from these decisions? I believe stockholders deserve clear and credible answers to these questions.

Even if stockholders decline to approve the conversion now, the structure of the deal ensures that the question will be asked again and again. Under the terms of the merger agreement, the Company is obligated to resubmit the proposal at least once every four months until approval is obtained. In short: approval is not optional and never was. In my view, this framework renders the approval process more of a formality than a genuine stockholder choice. Based on the available facts, I believe the transaction functioned as a de facto “reverse” merger and should have been submitted for approval by the stockholders of record at the time it closed in October 2024, when approximately 29 million shares of common stock were outstanding.

Now, just months after that merger, the Board has executed another dilutive transaction—this time a public offering and private placement—timed immediately to close on the record date for the Annual Meeting. Once again, stockholders were blindsided in my opinion.

In summary, I believe the current Board and management have implemented two major transactions, both timed and designed to reshape the Company’s ownership structure. Both were executed in ways that effectively undermined, if not eliminated, the voice of the existing stockholder base at the upcoming Annual Meeting.

3 Source: IRD SEC Filings

A Pattern of Misguidance in Strategic Communication Around Legacy Assets

The recent equity issuance is not an isolated event and, in my view, raises questions and reflects a broader pattern of material omissions, inconsistencies and lack of integrity around strategic communications.

One clear example is the Company’s shifting narrative on APX3330. APX3330 is a legacy anti-inflammatory drug that the Company previously described throughout 2024 as a strategic asset. In first quarter investor presentations, Opus listed oral APX3330 as “Primed for a Pivotal Study and Available for Partnering.” However, by March 2025, the Company dismissed APX3330 as having “limited external interest,” citing weak pre-clinical data, modest clinical data, and IP concerns in the Company’s definitive proxy statement.

The science did not change in one month. The truth is vastly different.

First, new fast-tracked IP has been allowed on January 31, 2025 protecting composition of matter for APX3330 well past the 2040s with grant fees due this month. Second, new preclinical data in multiple ophthalmic and non-ophthalmic indications have been generated by the founder and fellow researchers showing strong efficacy and safety signals. Third, APX3330 has been in three other diseases areas in multiple Phase 2 trials, with potential new non-ophthalmic indications such as inflammatory diseases.

What changed was that I launched a campaign to reconstitute the Board. Once it became clear that the campaign was mounting meaningful pressure with a strong path to win the votes, the Company’s narrative around APX3330 shifted, effectively undermining a program it had recently held out as a strategic asset. This kind of narrative shift, particularly when it concerns material late-stage assets like APX3330, a program developed under my leadership, should concern every investor.

In summary, I believe the current Board and management have consistently acted without effectively communicating to stockholders until their activities have been completed, essentially diminishing their ability to provide input as is their right as stockholders and misplaced their duty of care for consistency, transparency, and candor from those tasked with stewarding.

A Strategic Pivot That Remains Unexplained

Since the October 2024 merger, Opus has shifted its strategic focus toward early-stage gene therapy programs acquired from the merged private entity. These are early-stage, high-risk, capital-intensive assets with long development timelines for ultra rare markets, exactly the kind of pipeline that requires clear guidance around funding needs, clinical milestones, and commercial potential.

At the same time, RYZUMVI™—an FDA-approved, revenue-generating product partnered with Viatris Inc.—has been quietly sidelined. RYZUMVI™ eye drops remain a commercially promising asset with potential relevance for two large chronic indications: presbyopia and night vision disturbance. Under the terms of the Viatris partnership, the Company is not expected to incur additional development costs related to these programs. However, since 2023, there has been no clear update regarding international expansion, commercial investment, or progress on the broader development strategy. This lack of transparency is particularly troubling given that RYZUMVI™ could generate up to $20 million in milestone payments in 2026 and provide double-digit royalties through 2040, without the same development and regulatory risks that characterize the Company's early-stage gene therapy pipeline.

The Opus gene therapy merger represents a massive strategic pivot, undertaken without seeking stockholder approval. At the time, the Board approved a complex, two-step transaction structure that avoided submitting the merger to a stockholder vote. Through this structure, the Company effectively transferred 42% of its equity and its remaining assets, which were valued at zero under the terms of the transaction. Cash was treated as the only recognized source of value, and even the Company’s public listing was not ascribed any. In my view, this approach redefined the Company’s direction without stockholder input and did so at an unjustifiable valuation on terms that raise serious governance concerns.

Why would the Company pivot away from a de-risked, partnered asset to pursue speculative gene therapy programs that will demand significant additional capital and carry years of uncertainty? No rationale has been offered. No data beyond a scant three patients has been presented and recently one new pediatric patient with negative sentiment by the market on that trading day. No strategy has been adequately explained. It is no secret that the current market is not conducive to such high risk thinking when there is clear shareholder value to be had with legacy assets and the existing commercial partnership with Viatris.

In summary, I believe the current Board and management have squandered key resources and are poised to continue do so for the foreseeable future based on an inexplicable strategic shift that is significantly higher-risk and capital intensive rather than maximizing legacy late-stage in-house assets

The Path Forward

Prior to the recent financing, I and others made multiple efforts to engage constructively with the Board, proposing an alternative vision focused on capital discipline, legacy asset optimization and greater accountability. While those efforts were ultimately unsuccessful and the proxy contest has since been withdrawn, I continue to believe that a more transparent and stockholder-aligned approach is possible and necessary. While I preferred a collaborative solution, I am fully prepared to continue exposing management’s failures and advocating for change.

My vision in maximizing the Company’s late-stage legacy assets was in sharp contrast to the incumbent Board’s high-risk, capital-intensive vision, which has now been clearly confirmed with the highly dilutive financings timed before the record date for the Annual Meeting. Current events may prevent the implementation of the specifics of the strategic five-pillar plan described in my withdrawn preliminary proxy, namely streamlining spend, extending runway to minimize dilution, maximizing RYZUMVI™ globally, and refocusing APX3330. Further, should the data from the small handful of patients treated with early stage gene therapy programs be inconclusive, I urge the Board to consider exploring strategic partnerships and risk-sharing collaborations to advance one or more of the early-stage gene therapy programs that would be a better fit in a different infrastructure and eliminate the exposure to high-risk multi-year clinical development and further dilutive fundraising necessary to support the Company’s programs.

I encourage stockholders to read the Company’s materials and examine its filings carefully, particularly in light of the significant governance and capital allocation decisions made over the past year. In my opinion, the record raises important questions about the Board’s oversight, strategic direction, and commitment to transparency. The Board has made repeated, value-altering decisions without seeking meaningful stockholder input; it has shifted strategic direction without a transparent rationale; and it has massively diluted existing owners at a critical moment.

While I am no longer pursuing Board change through the Annual Meeting, I remain committed to ensuring that stockholder voices are heard, and I will continue to engage on governance and strategy in my capacity as a long-term stockholder.

Sincerely,

Mina Sooch

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For further information or to share your perspective as a fellow stockholder, please feel free to contact me directly:

Mina Sooch

mina@apjohnventures.com

www.restorevalueird.com

248-980-6538

This communication is not a solicitation of authority to vote your proxy and does not request or seek the power to act as a proxy for any stockholder. Mina Sooch is not soliciting proxies and is acting solely in her individual capacity. This communication reflects her personal views as a stockholder of Opus Genetics, Inc. and is not made on behalf of, or in coordination with, any group, nominee slate, or other stockholder. No proxy cards should be sent to Ms. Sooch or her representatives, and none will be accepted. This communication is intended solely to express opinions and provide information regarding matters that Ms. Sooch believes are of concern to fellow stockholders, based on publicly available information and her own analysis.